UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-33765

Yueda Digital Holding

(formerly known as AirNet Technology Inc.)

Suite 301

No. 26 Dongzhimenwai Street

Chaoyang District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Exhibit Index

Exhibit No.	Description
99.1	Press Release – AirNet Technology Inc. Announces Name Change to Yueda Digital Holding, Ticker Symbol Change to YDKG, and Share Re-designation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yueda Digital Holding (formerly known as AirNet Technology Inc.)

By:	/s/ Man Guo
Name:	Man Guo
Title:	Chairman of the Board and Interim Chief Financial Officer

Date: September 19, 2025

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